Filed by Allen Telecom Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Allen Telecom Inc.
Commission File No. 1-06016

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

The following is a series of slides included in a presentation made to members of the financial analyst community by representatives of Andrew Corporation and Allen Telecom Inc.

Market Leadership

 

Safe Harbor

Some of the statements in this news release are forward looking statements and we caution our stockholders and others that these statements involve certain risks and uncertainties. Factors that may cause actual results to differ from expected results include the company's ability to consummate and integrate this acquisition and to realize the synergies and cost savings anticipated from this transaction, the effects of competitive products and pricing, economic and political conditions that may impact customers' ability to fund purchases of our products and services, the company's ability to achieve the cost savings anticipated from cost reduction programs, fluctuations in international exchange rates, the timing of cash payments and receipts, end user demands for wireless communication services, and other business factors. Investors should also review other risks and uncertainties discussed in company documents filed with the Securities and Exchange Commission.





Additional Information and Where to Find It

Andrew intends to file a registration statement on Form S-4 in connection with the transaction, and Andrew and Allen intend to mail a joint proxy statement/prospectus to their respective stockholders in connection with the transaction. Investors and security holders of Andrew and Allen are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about Andrew, Allen and the transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) at the SEC's web site at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained from Andrew or Allen. Andrew and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Andrew and Allen in favor of the transaction. Information regarding the interests of Andrew's officers and directors in the transaction will be included in the joint proxy statement/prospectus. Allen and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Andrew and Allen in favor of the transaction. Information regarding the interests of Allen's officers and directors in the transaction will be included in the joint proxy statement/prospectus.





Transaction Highlights

Transaction Structure:	100% stock-for-stock transaction
Common Equity Value:	$504 million
Aggregate Value:	$582 million
Closing Conditions:	HSR review Customary closing conditions
Target Closing:	Expected Q2 CY2003
Exchange Ratio:	1.775 Andrew shares / 1 Allen share
Pro Forma Ownership:	64% Andrew / 36% Allen
Board of Directors:	10 Andrew 2 Allen





Transaction Rationale

Strategic Benefits:

- Strengthens leadership position in the RF footprint market
  - RF coaxial cables
  - Power amplifiers
  - Filters
  - Base station antennas

- Adds new growth areas including Geolocation and Repeaters and In-Building Systems
  - Leading supplier of solutions in these markets

- Provides "end-to-end," highly integrated solutions to customers

Financial Benefits:

- Potential for significant cost savings
  - Estimated in excess of $40 million in synergies post-integration

- Accretive to earnings in FY2004

- Strong balance sheet and enhanced financial flexibility







Product Segmentation

Annual Sales[1]
($MM)




Note: (1) Excludes $42MM of Other revenue


Consolidating the RF Path
PerforMax™ Base Station Antennas
Tower-top Amplifiers
HELIAX® LDF and VXL Cables
ValuLine® Antennas
In-building Applications
Power Amplifiers
Elliptical Waveguide
Filters and Diplexers
Geolocation
ANDREW
ALLEN TELECOM

Established Leadership Across RF Footprint

	Andrew / Allen	RFS	REMEC	Powerwave	Filtronic	LGP / Allgon	Kathrein
Cable	●	◕					
Base Station Antennas	●	◑				◑	●
Power Amplifiers	●		◑	●			
Filters	●	◑	◔		●	◔	◑
In-Building Systems	●	◔				◑	
Geolocation	●						
Complete RF Subsystem	●	◔	◔	◔	◔	◔	◔





ANDREW

ALLEN TELECOM







Unrivaled Scale…
Total Capitalization (1) ($MM)
1600
1200
800
400
0
$1,490
$252
$247
$224
$198
Andrew/ Allen
REMEC
Powerwave
Filtronic
LGP/ Allgon
ANDREW
Note: (1) Total capitalization defined as market value of equity on 2/14/03 and book value of total debt and convertible securities
ALLEN TELECOM




...and Market Strength

Note: (1) Based on latest quarterly SEC filings and earnings releases; Andrew pro forma for Celiant; REMEC based on street estimated post merger integration figures




Diversified Revenue Base

Product Segments



Repeaters/In-Building 8%
Filters 10%
6%
Geolocation
Power Amplifiers 21%
Antennas 21%
Cables 34%

Geographic Mix



Asia 11%
Latin America 14%
Europe, Africa & Middle East 28%
North America 47%





Established Relationships with Blue Chip Customers
Operators/Users
OEMs/Integrators
Others
AT&T Wireless
中国移动通信
CHINA MOBILE
CHINA UNICOM
cingular
NTT Do Co Mo
NEXTEL
Sprint
T Mobile
Telefonica
Telstra
verizon
vodafone
orange
VoiceStream
ANDREW
ALCATEL
stratex NETWORKS
ERICSSON
HARRIS
HUAWEI TECHNOLOGY
Lucent Technologies
Bell Labs Innovations
MOTOROLA
NEC
NOKIA
NORTEL NETWORKS
SIEMENS
ALLIANCE CABLES INC
AMERICAN TOWER
CROWN CASTLE
JAGUAR
HUTTON
OnStar
ALLEN TELECOM


Strategy For Growth
Increase Our Addressed Wireless Markets
Increase Our Market Share
Expand Globally
More Room To Grow
Global Addressed Markets
($Bn)
16.0
12.0
8.0
4.0
0.0
$3.0
0.5
2.5
$7.4
4.4
3.0
$16.0
11.5
4.5
1998
2001
2005
New
Traditional
ANDREW
ALLEN TELECOM

Market Opportunity

Global Wireless Subscribers



Global Minutes of Use (MOU)





Source: Street Estimates, Gartner Group









Andrew Overview



Andrew Overview

- Leading pure play in wireless subsystem infrastructure technology
  - Fiscal 2002 revenues of $865MM
  - Founded in 1937; Headquartered in Orland Park, IL
  - Over 4,500 employees worldwide
  - $900MM market capitalization

- Blue Chip customer base
  - Over 1,000 customers in 170 countries
  - 71 sales offices worldwide
  - Manufacturing facilities in 12 countries

- Broad wireless subsystem infrastructure platform
  - Wireless Infrastructure
  - Fixed Telecom Subsystem Solutions
  - Broadcast Antenna Systems
  - Telematics
  - In-Building Communications






A Leader in Growth Markets—
Wireless Communications
PerforMax™ Base Station Antennas
Tower-top Amplifiers
Cable Assemblies
HELIAX LDF and VXL Cables
HELIAX® One Piece Connectors
Accessories
Elliptical Waveguide
ValuLine Antennas
GPS Antenna Kit
Dehydrators
Surge Arrestors
Teletilt Antenna Controllers
Micro-Cable Assemblies
Power Amplifiers
Filters and Diplexers
ANDREW®
ALLEN TELECOM


A Leader in Growth Markets—
Fixed Telecom Subsystems
PAR Series Antennas
HSX Series Antennas
Rectangular Flat Plate Antennas
Connectors
Rectangular Waveguide Components
Grounding Kits
Elliptical Waveguide
Waveguide Bridge
DryLine Dehydrator and Line Monitor
ANDREW
ALLEN TELECOM

A Leader in Growth Markets—Broadcast Antenna Systems


Stacker™ Antenna
TRASAR® DTV Antenna Top Mount
UHF Broadband Antennas
VHF Superturnstile Antennas
HELIAX® Elliptical Waveguides
Terrestrial Microwave Antennas
MACXLine® Premium Rigid Line
Earth Station Antennas
Trinity Combiner™
NXT2000 Dehydrator

ANDREW®

ALLEN TELECOM

A Leader in Growth Markets—
Broadband Satellite Systems



Gateway Antennas
and Sub-Systems

8.1m Ka-band
Gateway Antennas

Subscriber
Antenna

ANDREW.

ALLEN TELECOM
ANDREW

A Leader in Growth Markets—
In-Building/Distributed Communications







Allen Telecom Overview



Allen Telecom Overview

- Leading supplier of wireless infrastructure with strong market share
- Strong relationships with 6 of 7 leading OEM's as well as over 200 global wireless carriers

	Market Share Leader
Base Station Subsystems and Components	#2 in World
Wireless Repeaters and In-Building Systems	#1 in World
Base Station Antennas	#2 in World
Network-Based Geolocation (E911)	#1 in World





ANDREW®

ALLEN TELECOM

Base Station Subsystems and Components

- One of two major worldwide players in filters / combiners

- Preferred supplier to six of top seven OEM's
  — Integrated suppliers to OEM's

- Fiber Distribution Systems

- New Product Pipeline







Repeaters and In-Building Coverage

- World's largest manufacturer of Wireless Repeaters

- Current growth driven by innovative solutions
  - In-train Repeaters – Provide continuous coverage and high-speed hand-off
  - Boosters – Extends reach of existing networks



- Urban Distributed Antenna Systems

- In-Building Coverage Systems





Base Station and Mobile Antennas

- 80% of Allen's business driven by base station

- Leading domestic market share Base Station and Mobile Antennas

- Growth Opportunities
  — Dual-Band (base station & mobile)
  — Satellite Digital Audio Radio (SDAR)
    - Customers include XM Radio and Sirius







Wireless Engineering and Consulting Services

- ● #1 Spectrum Management Solutions
  - — Microwave Radio Links

- ● RF Consulting and Engineering
  - — Software Solutions
  - — Network Design
  - — Radiation Safety







Geolocation Products

- Network-based E911 solutions

- Signed multi-year contracts with Verizon Wireless and AT&T Wireless in 2001
  - $8 million in shipments in CY2001
  - $87 million in shipments in CY2002

- New multi-year contracts in 2002
  - Triton PCS
  - Rural Cellular
  - Advantage Cellular
  - Centennial Wireless
  - HickoryTech
  - Eloqui
  - Dobson



- Backlog approximately $87 million as of December 31, 2002

ANDREW

ALLEN TELECOM

Allen's Network-Based E911 Solution

- Approximately 156,000 E911 calls per day

- FCC is mandating that carriers implement an E911 solution between 2002 and 2005
  - Solutions can be either network based or handset based

- Allen's network based solution – Geometrix®
  - GSM
  - TDMA
  - CDMA
  - 1xRTT
  - iDEN
  - Analog



At the base station





The Future for Geolocation

- Success/Failure of Competitive Alternatives

- FCC Regulatory/Enforcement

- Expansion of Existing Contracts
  — GSM
  — 1xRTT

- Single Nationwide Network $300–$400 million

- The largest of only two providers of network-based systems





Pro Forma Financial Overview



Compelling Financial Profile

- Accretive to pro forma earnings per share post-integration

- Accelerates revenue growth and diversification

- Unrivaled scale and product breadth
  - Pro forma CY2002 revenues of $1.5 billion
  - Pro forma CY2002 R&D spending of $104 million

- Substantial revenue upside in new growth areas

- Significant merger synergy opportunities

- Strong balance sheet and enhanced financial flexibility

- Combined positive cash flow





Integration

- Integration planning has commenced
  - Manufacturing
  - Research and development
  - Operations and materials costs
  - Sales and marketing
  - Administration

- Estimated $40MM+ synergies post-integration
  - $20MM estimated achieved during FY2004
  - $40MM annual run rate by Q4 FY2004

- Combined platform generates new customer opportunities





Pro Forma Financial Summary

($MM)	Andrew CY2002 [1]	Allen CY2002	Pro Forma CY2002 [2]
Income Statement			
Revenues	1,063	417	1,480
Gross Profit	287	103	390
Balance Sheet			
Total Assets	1,098	529	1,627
Cash	71	48	119
Net Debt	(8)	28	20





Note: (1) Pro forma for the acquisition of Celiant
(2) Excludes synergies and transaction adjustments

Transaction Rationale

Strategic Benefits:

- Strengthens leadership position in the RF footprint market
  - RF coaxial cables
  - Power amplifiers
  - Filters
  - Base station antennas

- Adds new growth areas including Geolocation and Repeaters and In-Building Systems
  - Leading supplier of solutions in these markets

- Provides "end-to-end," highly integrated solutions to customers

Financial Benefits:

- Potential for significant cost savings
  - Estimated in excess of $40 million in synergies post-integration

- Accretive to earnings in FY2004

- Strong balance sheet and enhanced financial flexibility





Additional Information and where to find it

Andrew intends to file a registration statement on Form S-4 in connection with the transaction, and Andrew and Allen intend to mail a joint proxy statement/prospectus to their respective stockholders in connection with the transaction. Investors and security holders of Andrew and Allen are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about Andrew, Allen and the transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) as well as other documents filed by Andrew and Allen with the SEC at the SEC's web site at www.sec.gov. A free copy of the joint proxy statement/prospectus and such other documents may also be obtained from Andrew or Allen. Andrew and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Andrew and Allen in favor of the transaction. Information regarding the interests of Andrew's officers and directors in the transaction will be included in the joint proxy statement/prospectus. Allen and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Andrew and Allen in favor of the transaction. Information regarding the interests of Allen's officers and directors in the transaction will be included in the joint proxy statement/prospectus.

Safe Harbor Statement

Some of the statements in this document are forward looking statements and we caution our stockholders and others that these statements involve certain risks and uncertainties. Factors that may cause actual results to differ from expected results include the company's ability to consummate and integrate this acquisition and to realize the synergies and cost savings anticipated from this transaction, the effects of competitive products and pricing, economic and political conditions that may impact customers' ability to fund purchases of our products and services, the company's ability to achieve the cost savings anticipated from cost reduction programs, fluctuations in international exchange rates, the timing of cash payments and receipts, end user demands for wireless communication services, and other business factors. Investors should also review other risks and uncertainties discussed in company documents filed with the Securities and Exchange Commission.

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